Exhibit 99.1

Jaguar Mining Regains Compliance with NYSE Minimum Price Continued Listing Standard

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Oct. 2, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) today received notification from the New York Stock Exchange ("NYSE") that as of the market close on September 28, 2012 the Company is once again in full compliance with the minimum price continued listing standard.  The minimum price standard requires that a company's shares trade at an average price of at least $1.00 over a 30 day period.  As of the market close on September 28, 2012, Jaguar's share price was $1.20 and the average closing price over the previous 30 trading days was $1.16.

"We are pleased to regain compliance with the continued listing standard," said David Petroff, Jaguar's President and Chief Executive Officer.  "We continue to focus on a disciplined execution of our operational improvement and cost reduction programs which we announced in May 2012.  We remain confident that these programs will significantly improve the cash flow of our mining operations going forward and anticipate a positive market response to demonstrated success."

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's Restructuring and Turnaround Plan.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on System for Electronic Document Analysis and Retrieval on March 23, 2012 and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission on March 23, 2012 and available at www.sec.gov.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 16:54e 02-OCT-12